UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Smart & Final Stores, Inc.

(Name of Issuer)

common stock, par value $0.001 per share

(Title of Class of Securities)

83190B 101

(CUSIP Number)

December 31, 2015

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 83190B 101

1.	Names of Reporting Persons Ares Corporate Opportunities Fund III, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 22,109,381 (see Item 4(a))

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 22,109,381 (see Item 4(a))

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 22,109,381 (see Item 4(a))

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 29.7% (see Item 4(b))

12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 83190B 101

1.	Names of Reporting Persons Ares Corporate Opportunities Fund IV, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 22,109,381 (see Item 4(a))

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 22,109,381 (see Item 4(a))

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 22,109,381 (see Item 4(a))

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 29.7% (see Item 4(b))

12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 83190B 101

1.	Names of Reporting Persons ACOF Operating Manager III, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 22,109,381 (see Item 4(a))

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 22,109,381 (see Item 4(a))

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 22,109,381 (see Item 4(a))

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 29.7% (see Item 4(b))

12.	Type of Reporting Person (See Instructions) OO

CUSIP No. 83190B 101

1.	Names of Reporting Persons ACOF Operating Manager IV, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 22,109,381 (see Item 4(a))

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 22,109,381 (see Item 4(a))

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 22,109,381 (see Item 4(a))

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 29.7% (see Item 4(b))

12.	Type of Reporting Person (See Instructions) OO

CUSIP No. 83190B 101

1.	Names of Reporting Persons Ares Management LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 44,218,762 (see Item 4(a))

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 44,218,762 (see Item 4(a))

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 44,218,762 (see Item 4(a))

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 59.5% (see Item 4(b))

12.	Type of Reporting Person (See Instructions) OO

CUSIP No. 83190B 101

1.	Names of Reporting Persons Ares Management Holdings L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 44,218,762 (see Item 4(a))

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 44,218,762 (see Item 4(a))

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 44,218,762 (see Item 4(a))

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 59.5% (see Item 4(b))

12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 83190B 101

1.	Names of Reporting Persons Ares Holdco, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 44,218,762 (see Item 4(a))

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 44,218,762 (see Item 4(a))

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 44,218,762 (see Item 4(a))

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 59.5% (see Item 4(b))

12.	Type of Reporting Person (See Instructions) OO

CUSIP No. 83190B 101

1.	Names of Reporting Persons Ares Holdings Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 44,218,762 (see Item 4(a))

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 44,218,762 (see Item 4(a))

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 44,218,762 (see Item 4(a))

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 59.5% (see Item 4(b))

12.	Type of Reporting Person (See Instructions) CO

CUSIP No. 83190B 101

1.	Names of Reporting Persons Ares Management, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 44,218,762 (see Item 4(a))

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 44,218,762 (see Item 4(a))

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 44,218,762 (see Item 4(a))

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 59.5% (see Item 4(b))

12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 83190B 101

1.	Names of Reporting Persons Ares Management GP LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 44,218,762 (see Item 4(a))

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 44,218,762 (see Item 4(a))

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 44,218,762 (see Item 4(a))

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 59.5% (see Item 4(b))

12.	Type of Reporting Person (See Instructions) OO

CUSIP No. 83190B 101

1.	Names of Reporting Persons Ares Partners Holdco LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 44,218,762 (see Item 4(a))

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 44,218,762 (see Item 4(a))

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 44,218,762 (see Item 4(a))

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 59.5% (see Item 4(b))

12.	Type of Reporting Person (See Instructions) OO

Item 1.
	(a)	Name of Issuer: Smart & Final Stores, Inc.
	(b)	Address of Issuer’s Principal Executive Offices: 600 Citadel Drive Commerce, California 90040

Item 2.
(a)

Name of Person Filing:
Ares Corporate Opportunities Fund III, L.P. (“ACOF III”)

Ares Corporate Opportunities Fund IV, L.P. (“ACOF IV”)

ACOF Operating Manager III, LLC (“ACOF Operating Manager III”)

ACOF Operating Manager IV, LLC (“ACOF Operating Manager IV”)

Ares Management LLC (“Ares Management LLC”)

Ares Management Holdings L.P. (“Ares Management Holdings”)

Ares Holdco, LLC (“Ares Holdco”)

Ares Holdings Inc. (“Ares Holdings”)

Ares Management, L.P. (“Ares Management”)

Ares Management GP LLC (“Ares Management GP”)

Ares Partners Holdco LLC (“Ares Partners” and, together with ACOF III, ACOF IV, ACOF Operating Manager III, ACOF Operating Manager IV, Ares Management LLC, Ares Management Holdings, Ares Holdco, Ares Holdings, Ares Management and Ares Management GP, the “Ares Filing Persons”)

	(b)	Address of Principal Business Office or, if none, Residence: For each Ares Filing Person: 2000 Avenue of the Stars, 12th Floor Los Angeles, CA 90067
	(c)	Citizenship: For each Ares Filing Person, Delaware
	(d)	Title of Class of Securities: common stock, par value $0.001 per share
	(e)	CUSIP Number: 83190B 101

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	A non-U.S. institution in accordance with §240.13d-1(b)(ii)(J);
	(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:____________________________

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a)

Amount beneficially owned:

Ares Management LLC directly and indirectly manages the following investment vehicles that, as of December 31, 2015, held in the aggregate 44,218,762 shares of common stock (“common stock”) of Smart & Final Stores, Inc. (the “Issuer”) as record holders of the individual amounts noted (the “Ares Recordholders”):

Ares Investment Vehicle	Class A Common Stock Owned of Record
ACOF III	22,109,381
ACOF IV	22,109,381

Each Ares Recordholder holds more than 5% of the common stock of the Issuer.

Each of the additional Ares Filing Persons, as a result of the relationships described below, may be deemed to indirectly beneficially own the common stock reported on the cover pages to this amendment No. 1 to Schedule 13G (this “Amendment No. 1”) for such Ares Filing Person.  The manager of ACOF III is ACOF Operating Manager III, and the sole member of ACOF Operating Manager III is Ares Management LLC. The manager of ACOF IV is ACOF Operating Manager IV, and the sole member of ACOF Operating Manager IV is Ares Management LLC.

The sole member of Ares Management LLC is Ares Management Holdings and the general partner of Ares Management Holdings is Ares Holdco. The sole member of Ares Holdco is Ares Holdings, whose sole stockholder is Ares Management.  The general partner of Ares Management is Ares Management GP and the sole member of Ares Management GP is Ares Partners.  Ares Partners is managed by a board of managers (the “Board”), which is composed of Michael Arougheti, David Kaplan, John Kissick, Antony Ressler and Bennett Rosenthal.  Decisions by the Board generally are made by a majority of the members of the Board, which majority, subject to certain conditions, must include Antony Ressler.  Each of the Ares Filing Persons (other than each of ACOF III and ACOF IV with respect to the shares held directly by it) and the members of the Board and the other directors, officers, partners, stockholders, members and managers of the Ares Filing Persons expressly disclaims beneficial ownership of the shares of the common stock, except to the extent of any pecuniary interest therein.

(b)

Percent of class:

The information contained on the cover pages to this Amendment No. 1 is incorporated herein by reference.  The percentage amount is based on an aggregate of 74,322,470 shares of common stock outstanding as of December 31, 2015 as provided by the Issuer’s transfer agent.

(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote The information contained on the cover pages to this Amendment No. 1 is incorporated herein by reference.
(ii) Shared power to vote or to direct the vote The information contained on the cover pages to this Amendment No. 1 is incorporated herein by reference.
(iii) Sole power to dispose or to direct the disposition of The information contained on the cover pages to this Amendment No. 1 is incorporated herein by reference.
(iv) Shared power to dispose or to direct the disposition of The information contained on the cover pages to this Amendment No. 1 is incorporated herein by reference.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not applicable

Item 8.	Identification and Classification of Members of the Group
Not applicable

Item 9.	Notice of Dissolution of Group
Not applicable

Item 10.	Certification
Not applicable

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 9, 2016

ARES CORPORATE OPPORTUNITIES FUND III, L.P.
By:	ACOF OPERATING MANAGER III, LLC
Its:	Manager

/s/ Michael Weiner
By: Michael Weiner
Its: Authorized Signatory

ARES CORPORATE OPPORTUNITIES FUND IV, L.P.
By:	ACOF OPERATING MANAGER IV, LLC
Its:	Manager

/s/ Michael Weiner
By: Michael Weiner
Its: Authorized Signatory

ACOF OPERATING MANAGER III, LLC

/s/ Michael Weiner
By: Michael Weiner
Its: Authorized Signatory

ACOF OPERATING MANAGER IV, LLC

/s/ Michael Weiner
By: Michael Weiner
Its: Authorized Signatory

ARES MANAGEMENT LLC

/s/ Michael Weiner
By: Michael Weiner
Its: Authorized Signatory

ARES MANAGEMENT HOLDINGS L.P.
By:	ARES HOLDINGS INC.
Its:	General Partner

/s/ Michael Weiner
By: Michael Weiner
Its: Authorized Signatory

ARES HOLDCO, LLC

/s/ Michael Weiner
By: Michael Weiner
Its: Authorized Signatory

ARES HOLDINGS INC.

/s/ Michael Weiner
By: Michael Weiner
Its: Authorized Signatory

ARES MANAGEMENT, L.P.
By:	ARES MANAGEMENT GP LLC
Its:	General Partner

/s/ Michael Weiner
By: Michael Weiner
Its: Authorized Signatory

ARES MANAGEMENT GP LLC

/s/ Michael Weiner
By: Michael Weiner
Its: Authorized Signatory

ARES PARTNERS HOLDCO LLC

/s/ Michael Weiner
By: Michael Weiner
Its: Authorized Signatory